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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       ALL AMERICAN COMMUNICATIONS, INC.
                           (NAME OF SUBJECT COMPANY)
                         PEARSON MERGER COMPANY, INC.
                                  PEARSON PLC
                                   (Bidders)

                        COMMON STOCK, $.0001 PAR VALUE
                                      AND
                    CLASS B COMMON STOCK, $.0001 PAR VALUE
                        (Title of Class of Securities)

                           016480105 (COMMON STOCK)
                           016480204 (COMMON STOCK)
                       016480402 (CLASS B COMMON STOCK)
                     (CUSIP Number of Class of Securities)

                                 DAVID M. VEIT
                                 PEARSON INC.
                             30 ROCKEFELLER PLAZA
                           NEW YORK, NEW YORK 10112
                                (212) 713-1919
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on behalf of Bidders)

                                   Copy to:
                               MICHAEL S. HOBEL
                               ROBERT D. HAYMER
                             O'MELVENY & MYERS LLP
                      1999 AVENUE OF THE STARS, SUITE 700
                         LOS ANGELES, CALIFORNIA 90067
                                (310) 553-6700

                                OCTOBER 7, 1997
            (Date of Event Which Requires Filing of this Statement)


                           CALCULATION OF FILING FEE
                      TRANSACTION VALUATION* $310,314,779
                         AMOUNT OF FILING FEE $62,063

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 7,019,557 Shares of Common Stock, $.0001 par value, and 5,149,650 Shares of Class B Common Stock, $.0001 par value (collectively, the "Shares") of All American Communications, Inc. (the "Company") at a price per Share of $25.50 in cash (the "Offer Price"). Such number of Shares represents all the Shares outstanding as of September 30, 1997. Such number does not include any Shares issuable upon exercise of employee stock options or warrants.
[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: none                                 Filing party: n/a
Form or registration no.: n/a                                  Date filed: n/a

                        (Continued on following pages)
                     (Exhibit Index is located on Page 6)

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

                                 14D-1 AND 13D

CUSIP No. 016480105 (Common Stock)
CUSIP No. 016480204 (Common Stock)
CUSIP No. 016480402 (Class B Common Stock)

1. Name of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

   PEARSON MERGER COMPANY, INC

2. Check the Appropriate Box if a Member of a Group
   (a)  /x/
   (b)  / /

3. SEC Use Only

4. Sources of Funds

   WC, AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
   / /

6. Citizenship or Place of Organization

   DELAWARE

7. Aggregate Amount Beneficially Owned by Each Reporting Person

   3,502,759 shares of Common Stock
   2,470,000 shares of Class B Common Stock

8. Check if the Aggregate Amount in Row 7 Excludes Certain Shares
   / /

9. Percent of Class Represented by Amount in Row 7

   Approximately 49.9% Common Stock
   Approximately 48.0% Class B Common Stock

10. Type of Reporting Person

   CO

                                 14D-1 AND 13D

CUSIP No. 016480105 (Common Stock) Page 3
CUSIP No. 016480204 (Common Stock)
CUSIP No. 016480402 (Class B Common Stock)

1. Name of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

   PEARSON plc

2. Check the Appropriate Box if a Member of a Group
   (a)  /x/
   (b)  / /

3. SEC Use Only

4. Sources of Funds

   WC, BK

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
   / /

6. Citizenship or Place of Organization

   ENGLAND

7. Aggregate Amount Beneficially Owned by Each Reporting Person

   3,502,759 shares of Common Stock
   2,470,000 shares of Class B Common Stock

8. Check if the Aggregate Amount in Row 7 Excludes Certain Shares
   / /

9. Percent of Class Represented by Amount in Row 7

   Approximately 49.9% Common Stock
   Approximately 48.0% Class B Common Stock

10. Type of Reporting Person

   CO

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 relates to the offer by Pearson Merger Company, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Pearson plc, a corporation incorporated under the laws of England ("Parent"), to purchase all outstanding Shares of Common Stock, par value $.0001 per share (the "Common Stock") and all outstanding shares of Class B Common Stock, par value $.0001 per share (the "Class B Common Stock," and together with the Common Stock, the "Shares"), of All American Communications, Inc., a Delaware corporation, at $25.50 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated October 7, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, as amended or supplemented from time to time, together constitute the "Offer"). This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on
Schedule 13D with respect to the acquisition by Purchaser of a beneficial ownership of the Shares subject to an Agreement and Plan of Merger, dated as of October 1, 1997 (the "Merger Agreement"), by and among the Company, Parent and Purchaser, and a Stockholders Agreement, dated as of October 1, 1997, by and among Parent, Purchaser, Anthony J. Scotti, Benjamin Scotti, Myron Roth, Thomas Bradshaw, Sydney D. Vinnedge, Lawrence Lamattina and The Interpublic Group of Companies, Inc. (the "Stockholders Agreement"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is All American Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 808 Wilshire Boulevard, Santa Monica, California 90404.

  (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  (a)-(d), (g) This Statement is filed by Purchaser and Parent. The information set forth in the Introduction, in Section 8--"Certain Information Concerning Parent and Purchaser" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

  (e)-(f) During the last five years, neither Parent nor Purchaser nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) of the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a)-(b) The information set forth in Section 8 "Certain Information Concerning Parent and Purchaser," Section 10--"Background of the Offer; Contacts with the Company" and Section 11--"The Offer and Merger; Merger Agreement; Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a)-(b) The information set forth in Section 9 "Sources and Amounts of Funds" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

  (a)-(g) The information set forth in the Introduction, in Section 11 "The Offer and Merger; Merger Agreement; Other Agreements," in Section 12 "Purpose of the Offer and the Merger; Plans for the Company" and in Section 13 "Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations; Voting" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a)-(b) Pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, the information set forth in Section 8 "Certain Information Concerning Parent and Purchaser" and in Section 11 "The Offer and Merger; Merger Agreement; Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth in the Introduction, in Section 8 "Certain Information Concerning Parent and Purchaser," in Section 10 "Background of the Offer; Contacts with the Company," in Section 11 "The Offer and Merger; Merger Agreement; Other Agreements" and in Section 12 "Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information set forth in the Introduction, in Section 17 "Fees and Expenses" and in Section 18 "Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

  The Purchaser and Parent do not believe that any of the financial statements of either of them or of any of their affiliates is material to a decision by stockholders of the Company whether to sell, tender or hold Shares. However, as supplemental material not required to be included in the Offer to Purchase or this Tender Offer Statement, the financial information with respect to the financial statements of Parent set forth in Section 8 "Certain Information Concerning Purchaser and Parent -- Summary Consolidated Financial Information for Parent" of the Offer to Purchase and Exhibit (g) attached to this Schedule 14D-1 are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

  (a) The information set forth in the Introduction, in Section 8 "Certain Information Concerning Parent and Purchaser," in Section 10 "Background of the Offer; Contacts with the Company," in Section 11 "The Offer and Merger; Merger Agreement; Other Agreements" and in Section 12 "Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) The information set forth in Section 1 "Terms of the Offer," in
Section 11 "The Offer and Merger; Merger Agreement; Other Agreements," in
Section 15 "Conditions to the Offer" and in Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 13 "Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations; Voting" and in Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

   (a)(1) Offer to Purchase, dated October 7, 1997.

   (a)(2) Letter of Transmittal.

   (a)(3) Notice of Guaranteed Delivery.

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7) Text of Press Release issued by Parent, dated October 1, 1997.

   (b) Multicurrency Multi-Option Facility Agreement with Parent, Pearson Inc., Midland Bank plc and Union Bank of Switzerland on
          Arrangers, Samuel Montagu & Co. Limited as Facility Agent and Sterling Swing-Line Agent, Midland Bank as Dollar-
          Swing-Line Agent and certain other financial institutions.

   (c)(1) Agreement and Plan of Merger dated as of October 1, 1997 by and among Parent, Purchaser and the Company.

   (c)(2) Stockholders Agreement dated as of October 1, 1997, by and among Parent, Purchaser, Anthony J. Scotti, Benjamin Scotti,
          Myron Roth, Thomas Bradshaw, Sydney D. Vinnedge, Lawrence Lamattina and The Interpublic Group of Companies, Inc.

   (c)(3) Confidentiality Agreement dated November 20, 1995 by and between Pearson Television Limited and the Company.

   (c)(4) Termination of November 20, 1995 Confidentiality Agreement dated December 7, 1995.

   (c)(5) February 16, 1996 Letter by and between Pearson Television Limited and the Company reinstating November 20, 1995
          Confidentiality Agreement.

   (c)(6) Agreement Not to Compete dated as of October 1, 1997, by and between the Company and Anthony J. Scotti.

   (c)(7) Fifth Amendment to Employment Agreement dated as of October 1, 1997, by and between the Company and Anthony J. Scotti.

   (c)(8) Letter dated as of October 1, 1997 regarding Confidentiality Agreement and Standstill Provisions.

   (d)None.

   (e)Not applicable.

   (f)None.

   (g)Pearson plc Report and Accounts 1996.

   (h)Power of Attorney dated October 7, 1997.

                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 1997

                                          Pearson plc

                                                     /s/ JOHN DAVIS
                                          By___________________________________
                                            Name: John Davis
                                            Title: Authorized Signatory



                                          Pearson Merger Company, Inc.

                                                     /s/ JOHN DAVIS
                                          By___________________________________
                                            Name: John Davis
                                            Title: Vice President

                                 EXHIBIT INDEX

 EXHIBIT                           DESCRIPTION                             PAGE
 -------                           -----------                             ----
 (a)(1)  Offer to Purchase, dated October 7, 1997
 (a)(2)  Letter of Transmittal
 (a)(3)  Notice of Guaranteed Delivery
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies
         and Other Nominees
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9
 (a)(7)  Text of Press Release issued by Parent, dated October 1, 1997
 (b)     Multicurrency Multi-Option Facility Agreement with Parent,
         Pearson Inc., Midland Bank plc and Union Bank of Switzerland on
         Arrangers, Samuel Montagu & Co. Limited as Facility Agent and
         Sterling Swing-Line Agent, Midland Bank as Dollar-Swing-Line
         Agent and certain other financial institutions.
 (c)(1)  Agreement and Plan of Merger dated as of October 1, 1997 by and among Parent,
         Purchaser and the Company
 (c)(2)  Stockholders Agreement dated as of October 1, 1997, by and among Parent, Purchaser, Anthony J. Scotti, Benjamin Scotti,
         Myron Roth, Thomas Bradshaw, Sydney D. Vinnedge, Lawrence
         Lamattina and The Interpublic Group of Companies, Inc.
 (c)(3)  Confidentiality Agreement dated November 20, 1995 by and between Pearson Television Limited and the Company
 (c)(4)  Termination of November 20, 1995 Confidentiality Agreement
         dated December 7, 1995
 (c)(5)  February 16, 1996 Letter by and between Pearson Television
         Limited and the Company reinstating November 20, 1995
         Confidentiality Agreement
 (c)(6)  Agreement Not to Compete dated as of October 1, 1997, by and between the Company and Anthony J. Scotti.
 (c)(7)  Fifth Amendment to Employment Agreement dated as of October 1,
         1997, by and between the Company and Anthony J. Scotti.
 (c)(8)  Letter dated as of October 1, 1997 regarding Confidentiality
         Agreement and Standstill Provisions.
 (d)     None
 (e)     Not applicable
 (f)     None
 (g)     Pearson plc Report and Accounts 1996
 (h)     Power of Attorney dated October 7, 1997.